UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

Forian Inc.
(Name of Subject Company)

Forian Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

282559103
(CUSIP Number of Class of Securities)

Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA 18940
(267) 225-6263
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Darrick M. Mix
Justin A. Santarosa
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1227

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be further amended or supplemented from time to time, “Schedule 14D-9”) previously filed by Forian Inc., a Maryland corporation (“Forian”), with the Securities and Exchange Commission (the “SEC”) on April 16, 2026, relating to the tender offer made by (i) 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”), and (ii) Bravo Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Forian, Parent and Purchaser, to purchase all of the outstanding shares of common stock of Forian, $0.001 par value per share (collectively, the “Shares”) at a per Share offer price of $2.17 in cash (the “Offer Price”), without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference. The Offer is described in a Tender Offer Statement filed jointly by Parent and Purchaser with the SEC (the “Schedule TO”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9, and references to page numbers below are reference to the relevant pages of the Schedule 14D-9 before giving effect to the modifications thereto as set forth in this Amendment.

Item 2.	Identity and Background of Filing Person.

The section under caption “(a) Name and Address” is hereby amended and supplemented to add the following:

“Business and Background of Forian’s Directors and Executive Officers

The name, principal occupation and business experience during the past five years of each of Forian’s directors and executive officers is set forth in Schedule I attached hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of Forian are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is 41 University Drive, Suite 400, Newtown, PA 18940.”

Schedule 14D-9 is hereby amended and supplemented to add Schedule I attached hereto.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The paragraph under caption “(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates – Potential for Future Arrangements” on page 6 of the Schedule 14D-9 is amended and restated as follows:

“As of the date of this Schedule 14D-9 and except as described below, none of the Company’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time. As of the date hereof, Parent has reached an understanding with Max Wygod, Michael Vesey and Caroline McGrail regarding their employment with the Surviving Corporation as Chief Executive Officer, Chief Financial Officer and General Counsel of the Surviving Corporation, respectively. It is possible that Parent or its affiliates may enter into service, employment or other arrangements with the Company’s directors or executive officers in the future. As part of the planning process taking place following the execution of the Merger Agreement for the post-closing integration of the Company and Parent, Parent has informed the Company that it is considering the retention of certain executive officers of the Company and, in connection therewith, may commence discussions with such officers following the closing of the Merger regarding new retention arrangements. Parent may also make proposals regarding retention arrangements for certain other non-executive officer employees of the Company prior to the closing of the Merger.”

After the second paragraph under caption “(b) Arrangements with Purchaser, Parent, and their Affiliates.” on page 9 of the Schedule 14D-9 the following paragraphs shall be added:

“Consortium Agreement Amendment

Concurrently with the execution and delivery of the Merger Agreement, and as an inducement to Parent’s and the Company’s willingness to enter into the Merger Agreement, those certain current stockholders of the Company that will, prior to the closing of the Merger, contribute their Shares to Parent (the “Consortium Members”), including current officers and directors, Max Wygod, Adam Dublin and Shahir Kassam-Adams, have entered into that certain Amendment to the Consortium Agreement, dated as of August 25, 2025 (as amended, the “Consortium Agreement”), pursuant to which, among other things, (i) Parent shall be the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all Shares held by the Consortium Members, (ii) prior to the commencement of the Offer, each Consortium Member will contribute all Shares held by such Consortium Member to Parent, free and clear of all liens (except for liens arising thereunder or as may be applicable under the Securities Act of 1933, as amended, or other applicable securities laws), and (iii) each Consortium Member agrees to take certain actions in furtherance of the transactions contemplated in the Merger Agreement.

Contribution Agreement

On April 15, 2026, in furtherance of their obligations under the Consortium Agreement, the Consortium Members, including Messrs. Wygod, Dublin and Kassam-Adams entered into that certain contribution agreement, (as may be amended, restated, supplemented or otherwise modified from time to time, the “Contribution Agreement”). Subject to the terms and conditions of the Contribution Agreement, on April 15, 2026, the Consortium Members contributed all of their respective Shares in exchange for units of company interests in Parent, on a one-to-one basis. As of the date of this Schedule 14D-9, Parent owns 21,991,929 Shares that were previously owned by the Consortium Members, representing 70.39% of the issued and outstanding Shares.

Equity Commitment Letter

Concurrently with the execution and delivery of the Merger Agreement, Parent entered into that certain commitment letter with Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A (the “Sponsor”), pursuant to which the Sponsor has committed to invest in Parent, directly or indirectly, up to $5,500,000 to purchase Shares pursuant to the Offer and complete the Merger (the “Financing”). We believe proceeds from the Financing, in addition to cash on hand, will provide sufficient funds to pay for all Shares validly tendered (and not validly withdrawn) in the Offer and to complete the Merger.

Interests of Officers and Directors that are Consortium Members.

Mr. Wygod, the Company’s Chief Executive Officer, will be the Chief Executive Officer of the Surviving Corporation as of the consummation of the Merger and, as a result of the Contribution Agreement, beneficially owns approximately 18.38% of Parent as of the date of this Schedule 14D-9. If the Sponsor participates in all or some of the Financing, then the amount of Parent beneficially owned by Mr. Wygod will materially increase.

Mr. Dublin, the Company’s Chief Strategy Officer, will be the Vice President of the Surviving Corporation and, as a result of the Contribution Agreement, beneficially owns 11.93% of Parent as of the date of this Schedule 14D-9.

Mr. Kassam-Adams, a director of the Company, will be a director of the Surviving Corporation and, as a result of the Contribution Agreement, beneficially owns approximately 1% of Parent as of the date of this Schedule 14D-9.”

Item 4.	The Solicitation or Recommendation.

The third paragraph under the caption “Item 4. The Solicitation or Recommendation.” on page 9 of the Schedule 14D-9 is amended and restated as follows:

“Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Special Committee and the Board,” based on the recommendation of the Special Committee and the Board, the Company believes the Offer is fair to the unaffiliated stockholders of the Company and recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.”

After the last bullet point under caption “(ii) Reasons for Recommendation of the Special Committee and the Board” on page 26 of the Schedule 14D-9, the Schedule 14D-9 is amended to include the following:

“The Special Committee and the Board did not consider net book value, which is an accounting concept, in reaching their determination and recommendation because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the Merger.

The Special Committee and the Board did not establish a going concern value for the Company as a public company in reaching their determination and recommendation because, following the Merger, the Company will have a significantly different capital structure.

The Special Committee and the Board did not consider the liquidation value of the Company in reaching their determination and recommendation because the Buyer Parties consider the Company to be a viable going concern and view the trading history of Shares as an indication of the Company’s going concern value, and, accordingly, did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.”

Before the last paragraph under caption “(ii) Reasons for Recommendation of the Special Committee and the Board” on page 26 of the Schedule 14D-9, the Schedule 14D-9 is amended to include the following:

“The Special Committee and the Board considered each of the analyses performed by Houlihan Lokey in the context of the opinion provided by Houlihan Lokey as well as various additional factors, as discussed above. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the Special Committee and the Board applied his or her own business judgment to the process and may have given different weight to different reasons. The Special Committee and the Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support the ultimate determination of the Special Committee and the Board. Instead, the Special Committee and the Board based their recommendations on the totality of the information presented.”

The sixth paragraph, including the list and table included therein, under caption “(iv) Opinion of Houlihan Lokey  – Financial Analyses” on page 32 of the Schedule 14D-9 is amended and supplemented as follows:

“Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of Calendar Year (“CY”) 2025 total revenue (“Revenue”); and

•	Enterprise value as a multiple of estimated CY 2026 Revenue.

The selected companies and resulting data included the following:

Selected Company	Enterprise Value ($ in millions)	Enterprise Value / CY 2025 Revenue	Enterprise Value / CY 2026E Revenue
Certara, Inc.	$1,035.9	2.47x	2.42x
Definitive Healthcare Corp.	$164.4	0.68x	0.74x
Health Catalyst, Inc.	$159.6	0.51x	0.57x
Indegene Limited	$989.4	2.86x	2.34x
OptimizeRx Corporation	$128.8	1.18x	1.16x
Simulations Plus, Inc.	$193.2	2.43x	2.35x
Veradigm Inc.	$502.8	0.86x	0.86x

Enterprise Value as a Multiple of Revenue
	CY 2025	CY 2026E
Low	0.51x	0.57x
High	2.86x	2.42x
Median	1.18x	1.16x
Mean	1.57x	1.49x”

The eighth paragraph, including the tables included therein, under caption “(iv) Opinion of Houlihan Lokey  – Financial Analyses” on page 33 of the Schedule 14D-9 is amended and supplemented as follows:

“Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Transaction value as a multiple of latest 12 months (“LTM”) Revenue.

The selected transactions included the following:

Date Announced	Target	Acquiror	Transaction Value / LTM Revenue
3/9/26	Talkspace, Inc.	Universal Health Services, Inc.	3.64x
7/19/24	Augmedix, Inc.	Commure, Inc.	2.44x
6/21/24	Sharecare, Inc.	Altaris, LLC	1.19x
4/8/24	Model N, Inc.	Vista Equity Partners Management, LLC	5.00x
9/6/23	NextGen Healthcare, Inc.	Thoma Bravo, L.P.	2.54x
8/7/23	Tabula Rasa HealthCare, Inc.	Exact Care Pharmacy, LLC (Nautic Partners, LLC)	1.69x
7/6/23	CorEvitas, LLC	Thermo Fisher Scientific Inc.	NA
8/8/22	Pharmaspectra Group Ltd	IQVIA Holdings Inc.	7.68x
12/20/21	Cerner Corporation	Oracle Corporation	5.14x
12/8/21	Clinigen Group plc	Triton Investment Management Ltd.	2.97x
8/19/21	Inovalon Holdings, Inc.	Nordic Capital X-Led Consortium	10.34x
1/17/20	Decision Resources, Inc.	Clarivate plc	4.59x

Transaction Value / LTM Revenue
Low	1.19x
High	10.34x
Median	3.64x
Mean	4.29x”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 15, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser with the SEC on April 15, 2026 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published on April 15, 2026, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release of the Company, Inc., dated April 3, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company, Inc. with the SEC on April 3, 2026).

(a)(5)(B)	Opinion of Houlihan Lokey, Inc., dated April 2, 2026 (included as Annex I to this Schedule 14D-9).

(a)(5)(C)
Consortium Agreement, dated August 25, 2025, by and among 2025 Acquisition Company, LLC, Max C. Wygod and other consortium members (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by 2025 Acquisition Company, LLC, Max C. Wygod and other consortium members with the SEC on August 25, 2025).

(a)(5)(D)
Amendment No. 1 to the Consortium Agreement, dated April 2, 2026, by and among Max C. Wygod and other consortium members (incorporated by reference to Exhibit 99.5 to Schedule 13D/A filed by 2025 Acquisition Company, LLC, Max C. Wygod and other consortium members with the SEC on April 6, 2026).

(a)(5)(E)
Equity Commitment Letter, date April 2, 2026, by and between 2025 Acquisition Company, LLC and Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A (incorporated by reference to Exhibit 99.20 to Schedule 13D/A filed by 2025 Acquisition Corporation, Max C. Wygod and other consortium members with the SEC on April 6, 2026).

(a)(5)(F)*	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated October 28, 2025.

(a)(5)(G)*	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated December 18, 2025.

(a)(5)(H)*	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated January 20, 2026.

(a)(5)(I)*	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated January 28, 2026.

(a)(5)(J)*	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated February 11, 2026.

(a)(5)(K)*	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated March 11, 2026.

(a)(5)(L)*	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated April 2, 2026.

(e)(1)
Agreement and Plan of Merger, dated as of April 2, 2026, among Forian Inc., 2025 Acquisition Company, LLC and Bravo Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company, Inc. with the SEC on April 3, 2026).

(e)(2)
Confidentiality Agreement, dated September 29, 2025, by and between Forian Inc. and 2025 Acquisition Corporation (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons with the SEC on October 3, 2025).

(e)(3)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 12, 2026).

(e)(4)	Forian Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company’s Form S-8 (Reg. No. 333-268470) filed with the SEC on November 18, 2022).

(e)(5)	Helix TCS, Inc. 2017 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s Form S-8 filed with the SEC on March 5, 2021).

(e)(6)	Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 of Helix’s Form 8-K filed with the SEC on June 5, 2018).

(e)(7)	Offer Letter, dated March 25, 2020, by and between MOR and Max Wygod (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2021).

(e)(8)	Offer Letter, dated March 25, 2020, by and between MOR and Adam Dublin (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2021).

(e)(9)
Employment Agreement, dated as of September 2, 2021, by and between the Company and Michael Vesey (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 2, 2021).

(e)(10)
Employment Agreement, dated as of August 3, 2025, by and between the Company and Caroline McGrail (incorporated by reference to Exhibit (e)(10) of the Company’s Schedule 14D-9 filed with the SEC on April 16, 2026).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORIAN INC.

By:	/s/ Max Wygod
Name:	Max Wygod
Title:	Chief Executive Officer

Dated: May 4, 2026

Schedule I
Business and Background of Forian’s Directors and Executive Officers

Board of Directors

Mark J. Adler, M.D. has served as a Class II director since the closing of the business combination in March 2021. Prior to that time, Dr. Adler was a member of WebMD’s Board of Directors from 2000 to 2017. Since 2014, Dr. Adler has also served as Strategic Advisor to, and as a member of the Scientific Advisory Board of, Biological Dynamics, Inc., a privately held biotechnology company, and is currently the Chairman of that Scientific Advisory Board. He is also currently a director of the San Diego Cancer Research Institute. From February 2011 until February 2014, Dr. Adler served as Director of Strategic Development for UC San Diego Oncology. Dr. Adler, an oncologist, was a co-founder of the San Diego Cancer Center and served for over 10 years as its Chief Executive Officer until February 2011. Until April 2006, Dr. Adler had served, for more than five years, as the Chief Executive Officer of the combined internal medicine and oncology group of Medical Group of North County in San Diego, California.

Ian G. Banwell has served as a Class III director since the closing of the business combination in March 2021. Mr. Banwell is currently the Chief Financial Officer at Hamburg Commercial Bank AG, where Mr. Banwell has worked since April 2019. Hamburg Commercial Bank AG provides banking services for higher-end medium-sized companies and financing for real estate projects. From April 2018 to March 2019, Mr. Banwell was a Senior Managing Director at Cerberus Operations and Advisory Company LLC. Mr. Banwell was Chief Investment Officer of Bank of America from 2000 to 2007. He left Bank of America in 2007 to start Round Table Investment Management and was its CEO until 2015. He is currently Managing Partner of Aberdeen Enterprises, LLC, a company focused on producing and investing in a variety of intellectual property and content. Mr. Banwell also served as a member of the U.S. Treasury’s Borrowing Advisory Committee from 2001 to 2012 and as its Chairman in 2005 and 2006.

Adam Dublin has served as Chief Strategy Officer and a Class III director since the closing of the business combination in March 2021. Prior to the closing of the business combination, Mr. Dublin was co-founder of Medical Outcomes Research Analytics LLC (“MOR”), a subsidiary of the Company, and served as its Chief Strategy Officer since founding MOR. Mr. Dublin is a seasoned entrepreneur and senior executive with extensive strategy, business development and operating expertise in healthcare information and technology. He was responsible for developing MOR’s strategy, data acquisition, partnership development and acquisitions and he has over 30 years of experience in creating innovative businesses. Prior to its 2017 $2.8 billion sale to Internet Brands, a KKR portfolio company, Mr. Dublin was on the executive leadership team of WebMD as Senior Vice President, Strategy and Analytics. In that role, he was responsible for developing the company’s marketing science platform, including the development of one of the world’s largest healthcare customer databases, linking patient, consumer demographic and online behavioral data in a HIPAA-compliant manner. Previously, he was Vice President, Strategy and Corporate Development for IMS Health, among the world’s largest healthcare information providers (now IQVIA), following its 2011 acquisition of SDI Health, where Adam was the Chief Strategy Officer. SDI Health was a recognized leader in longitudinal patient data prior to its acquisition by IMS Health in 2011. Mr. Dublin’s track record at SDI included multiple strategic acquisitions that enabled the company to continuously drive growth resulting in the company eventually becoming the third-largest pharmaceutical informatics concern in the U.S. At SDI, he patented encryption and de-identification technologies that enabled the linkage of patient databases in a HIPAA-compliant fashion to create one of the first and largest Real World Evidence platforms supporting health economics and outcomes research. Prior to SDI, he was Senior Vice President Corporate Key Accounts for NDCHealth, one of the nation’s largest healthcare IT concerns and the nation’s second-largest pharmaceutical informatics business. He had P&L for NDC’s wholesale data businesses, commercializing data assets to multiple industries and creating new lines of business in payer analytics, benefits administration, underwriting and consumer analytics. Prior to NDCHealth, he was an executive with several healthcare analytics firms. Mr. Dublin received a B.A. from the University of Iowa and an M.A. from Northwestern University.

Jennifer Hajj has served as a Class II director since the closing of the business combination in March 2021. Ms. Hajj has been the Head of Partnerships at Galileo Inc. since March 2019. Galileo is a privately-held healthtech startup that enables the doctor-patient relationship. From May 2006 to February 2019, Ms. Hajj served as a senior expert on New York State Medicaid policy and government programs across Sachs Policy Group’s (SPG) client base and led SPG’s innovation practice. Ms. Hajj joined SPG in 2006 and consulted with a diverse set of clients including hospitals, long-term care systems, physician groups, health and human service agencies, health plans, tech-enabled companies and startups. Areas of specialization included public policy, strategic planning, program design, reimbursement, regulatory environments, technology and implementation. Subject matter expertise included, but was not limited to: Medicaid, DSRIP, managed care, value-based payments, behavioral health, long-term care, vulnerable populations and social determinants of health. In 2013, Ms. Hajj led the firm’s expansion to digital health and innovation. She led SPG’s innovation practice and actively advised and mentored several health care startups and entrepreneurs. Her expertise includes strategy, product development, market dynamics, business development, partnerships, regulatory environments and public policy. Ms. Hajj received her B.A. in public health studies with departmental honors distinction from the Johns Hopkins University, her M.P.H. from Columbia University Mailman School of Public Health and her M.B.A. from Columbia Business School.

Shahir Kassam-Adams has served as a Class II director since the closing of the business combination in March 2021. Mr. Kassam-Adams was a co-Founder and Chief Executive Officer of Universal Patient Key, which was recapitalized as Datavant in 2018. In addition to founding multiple healthcare technology companies, Mr. Kassam-Adams has been an early investor or operating executive in multiple healthcare technology-enabled startups and global companies including the Decision Resources Group (now Clarivate) and Thomson Reuters Scientific & Healthcare (now Merative). Mr. Kassam-Adams has been an Executive Advisor to Datavant, a health data platform company, and to New Mountain Capital, an alternative investment firm, since 2022. From 2018 to 2022, Mr. Kassam-Adams led Datavant’s Strategy and Corporate Development efforts. From 2007 to 2013, Mr. Kassam-Adams had several roles with Decision Resources Group, including as a member of its board of directors, President and Chief Strategy Officer. From 2002 to 2017, Mr. Kassam-Adams served as Executive Vice President and Chief Strategy Officer of Thomson Healthcare, a Thomson Reuters company. Mr. Kassam-Adams has an MS in Computer Science from Johns Hopkins and an MBA from Wharton.

Alyssa F. Varadhan has served as a Class III director since the closing of the business combination in March 2021. Ms. Varadhan is currently Vice President at Delos Living, LLC, the pioneer of wellness real estate. At Delos, Ms. Varadhan focuses on capital markets initiatives, strategic partnerships, investor relations and business development opportunities across residential, hotel, commercial and technology platforms creating innovative solutions focused on health and wellness within the built environment. She started her career at Goldman Sachs and served in various roles within the Securities Divisions from 2002 to 2018. Ms. Varadhan was a Managing Director in Client Relationship Management and Strategy at Goldman Sachs. Ms. Varadhan also served on the Board of Visitors for the Pratt School of Engineering at Duke University for 8 years. Ms. Varadhan graduated from Duke University with BSc degrees in Biomedical Engineering and Electrical Engineering.

Kristiina Vuori, M.D., Ph.D. has served as a Class I director since the closing of the business combination in March 2021. Dr. Vuori is a physician-scientist with background in biomedical research and drug discovery, and as an educator of research scientists. She has experience in managing non-profit research organizations, and has held various leadership roles in non-profit, for-profit and public boards. Dr. Vuori is President and CEO and member of the board of directors of Sanford Laboratories for Innovative Medicines (“Sanford Labs”) since January 2023. Sanford Labs is an independent, not-for-profit biomedical research institution with a mission to discover and deliver the next-generation of molecular medicines. Since January 1995, Dr. Vuori has served as Professor, and since January 2010 as Pauline and Stanley Foster Distinguished Chair, at the National Cancer Institute-designated Cancer Center of Sanford Burnham Prebys Medical Discovery Institute (“SBP”), a non-profit research organization with major research programs in cancer, neurodegeneration, diabetes and infectious, inflammatory and childhood diseases. Dr. Vuori also served as President and member of the board of directors of SBP from January 2010 to June 2022, and as the SBP’s interim Chief Executive Officer from January 2013 to September 2014, and from September 2017 to June 2020. She served as SBP’s EVP for Scientific Affairs in 2008-2010, as Director of the Cancer Center in 2005-2013, and as Deputy Director of the Cancer Center in 2003-2005. Dr. Vuori currently serves or has served on the board of directors for American Association for Cancer Research, California Institute for Regenerative Medicine, California Breast Cancer Research Program, Sanford Consortium for Regenerative Medicine, Bionano Genomics, Inc, Inhibrx, Inc. and Sio Gene Therapies, Inc. She was director of WebMD, Inc. from 2014 until it was sold to KKR in 2017. Dr. Vuori holds M.D. and Ph.D. degrees from University of Oulu, Finland.

Max C. Wygod has served as Executive Chairman and a Class III director since the closing of the business combination in March 2021 and as our Chief Executive Officer and President since February 2023. Prior to the closing of the business combination, Mr. Wygod co-founded MOR in 2019 and served as a Manager of MOR until February 2021. Mr. Wygod is a healthcare executive and investor with experience investing, acquiring and divesting public and private growth companies at the intersection of healthcare and information technology. Mr. Wygod led the investment strategy for Wygod & Co. LLC, a virtual family office dedicated to private and public investments in the healthcare industry. Previously, Mr. Wygod served as a Vice President of Business Development at WebMD Health, where he participated in facilitating its sale to Internet Brands, a KKR portfolio company in 2017. A seven-year veteran at WebMD, Mr. Wygod had various business development and operating roles that included, but are not limited to, WebMD’s strategic growth objectives through capital allocation, acquisitions, partnerships, joint ventures, commercial relationships, investments and divestitures. Mr. Wygod received a B.A. from Duke University and an M.B.A. in Finance and Entrepreneurship from The Stern School at New York University.

Executive Officers

Max Wygod has served as our Executive Chairman since the closing of the business combination in March 2021 and as our Chief Executive Officer and President since February 2023. Please refer to the “Board of Directors” section above for Mr. Wygod’s business and background.

Adam Dublin has served as our Chief Strategy Officer since the closing of the business combination in March 2021. Please refer to the “Board of Directors” section above for Mr. Dublin’s business and background.

Caroline McGrail has been our General Counsel since August 2025. Ms. McGrail previously served as a Managing Director at TD Securities (USA), LLC (formerly Cowen Inc.), a global financial services firm, from 2021 to 2025, where she focused on corporate transactions, privacy, cybersecurity, AI governance, and data licensing. Prior to that role, Ms. McGrail served as Associate General Counsel and Director at the same firm from 2014 to 2021, and as Assistant General Counsel from 2008 to 2014. Earlier in her career, Ms. McGrail was an Associate at Goodwin Procter LLP, focusing on private equity and technology companies, and at Waller Lansden Dortch & Davis, LLP (now Holland & Knight), focusing on M&A and public securities. Ms. McGrail is admitted to practice law in California, Massachusetts and the District of Columbia. Ms. McGrail earned her J.D. from Washington and Lee University School of Law and her undergraduate degree from the University of North Carolina at Chapel Hill.

Michael Vesey has been our Chief Financial Officer since September 2021. Mr. Vesey previously served as the Chief Financial Officer of Wayside Technology (Nasdaq: WSTG), an international technology solutions provider/distributor of cyber security, software and technology products, from 2016-2021. Prior to joining Wayside Technology, Mr. Vesey was the Chief Financial Officer of Majesco Entertainment Company, an international publisher and marketer of digital entertainment software products, from 2011 to 2016 and was the Chief Accounting Officer from 2006 to 2011 prior to his appointment to Chief Financial Officer. Mr. Vesey holds a B.B.A. from Pace University and earned a Master of Finance from Penn State University. Mr. Vesey is a Certified Public Accountant.